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SEC FILE NUMBER
0-6072

CUSIP NUMBER
26873N

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
EMS Technologies, Inc

Full Name of Registrant

Former Name if Applicable
660 Engineering Drive

Address of Principal Executive Office (Street and Number)
Norcross, GA 30092

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Due to the complexity of the analysis required to determine the goodwill impairment loss to be recorded at our LXE division and the potential tax effects, and also the timing of the arbitrator’s interim decision received on March 11, 2010 awarding the purchaser of the Company’s former EMS Wireless division approximately $9.2 million on claims made by the purchaser under warranty provisions of the purchase agreement, the Company could not, without unreasonable effort or expense, complete and file its Annual Report on Form 10-K by March 16, 2010. Additional time was needed to allow for adequate internal and external reviews of the goodwill impairment analysis, and the accounting treatment for the arbitration award to ensure that the information to be filed in the Annual Report is both complete and accurate. The Company expects to file its Annual Report on Form 10-K no later than the fifteenth calendar day following the prescribed due date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

David Sheffield	770	263-9200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On March 10, 2010, the Company announced its preliminary results for its fiscal year ended December 31, 2009 and comparative results for the fiscal year ended December 31, 2008 in a news release furnished as Exhibit 99.1 of the Company’s Current Report on Form 8-K. The principal factors affecting the Company’s results from continuing operations for 2009 that were considered significant changes from 2008 include higher net sales mainly from the new product lines acquired in 2009, and lower earnings from continuing operations. The earnings from continuing operations were lower in 2009 as compared with 2008 primarily due to an impairment loss on goodwill at the Company’s LXE division of approximately $18.5 million (using the midpoint of the estimated range), a charge for acquisition-related items of approximately $7.2 million resulting from the adoption of FASB Statement No. 141(R) in 2009, and higher severance expenses. The consolidated results from continuing operations before income taxes to be filed with the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 are expected to approximate the consolidated results from continuing operations before income taxes reported in the March 10, 2010 Current Report on Form 8-K. However, the amount of the goodwill impairment charge and its potential tax effects are subject to finalization of certain fair value estimates and may be adjusted when all aspects of the analyses are completed.

The results from discontinued operations are expected to be significantly less favorable in 2009 as compared with 2008, primarily due to reasons described in the Current Report on Form 8-K filed by the Company on March 17, 2010. That Current Report on Form 8-K publicly announced that the Company received an interim decision from the arbitrator on claims made by Andrew Corporation, the purchaser of the Company’s former EMS Wireless division. The arbitrator awarded the purchaser a total of approximately $9.2 million on claims made under warranty provisions of the purchase agreement. A liability for this award will be accrued in discontinued operations in 2009. Additional accruals may be made upon the arbitrator’s final determination of award costs and attorneys’ fees. The Company is in the process of assessing the potential tax effects of this loss from discontinued operations before income taxes.

EMS Technologies, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 17, 2010	By	/s/ Gary B. Shell

Gary B. Shell
Senior Vice President, Chief Financial Officer and Treasurer